UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-KSB   |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB

For Period Ended: December 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

PART I
REGISTRANT INFORMATION

DRAGON INTERNATIONAL GROUP CORP.
Full name of registrant

RETAIL HIGHWAY.COM, INC.
Former name if applicable

No. 201 Guangyuan Road, District C
Investment Pioneering Park
Address of principal executive office (Street and number)

Jiangbei, Ningbo, China 315033
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof will  be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007 on a timely basis because it is still in the process of preparing its financial and operating information.  The Company fully expects to file its Form 10-QSB within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Wu President & CEO
NO. 201 GUANGYUAN ROAD, DISTRICT C
INVESTMENT PIONEERING PARK
JIANGBEI, NINGBO, CHINA 315033
Phone # 011-8613305744469

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X | Yes | _ | No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X | No

If so, attach an explanation of the anticipated change, both narrative and quantitively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DRAGON INTERNATIONAL GROUP CORP.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008	By: /s/ David Wu David Wu Chief Executive Officer and President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)